Exhibit 99.2

KENON HOLDINGS LTD.

(Incorporated in the Republic of Singapore)

(Co. Reg. No. 201406588W)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on May 27, 2015

To our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN of an extraordinary general meeting of shareholders of KENON HOLDINGS LTD. (“Kenon” or the “Company”), which will be held at 1 Temasek Avenue, #36-01, Millenia Tower, Singapore 039192 on May 27, 2015 at 10 a.m Singapore time. The extraordinary general meeting of shareholders is being convened for the purpose of considering and, if thought fit, passing with or without modifications, the resolution below which will be proposed as a Special Resolution, to approve the capital reduction to be undertaken by the Company to effect the distribution in specie of ordinary shares of Tower Semiconductor Ltd. (“Tower”), par value New Israeli Shekels 15.00 per share (the “Tower Shares”) currently held indirectly by the Company through its wholly-owned subsidiary Kenon TJ Holdings Pte Ltd, to registered shareholders (members) of Kenon on a pro-rata basis.

The full text of the resolution proposed for approval by our shareholders is as follows:

1.	To pass the following resolution which will be proposed as a Special Resolution:

“RESOLVED THAT pursuant to Article 49 of the Articles of Association of the Company and contingent upon the approval of the High Court of the Republic of Singapore:

(a)	the issued share capital of the Company shall be reduced by a maximum sum of up to US$40,000,000 (the “Proposed Capital Reduction”), and such reduction be effected by:

(i)	the distribution in specie in the form of ordinary shares in the issued share capital of Tower Semiconductor Ltd. (the “Tower Shares”), held by the Company for distribution immediately prior to the Proposed Capital Reduction (the “DIS”), free of encumbrances and together with all rights attaching thereto on and from the date the DIS is effected to the shareholders of the Company (the “Shareholders”), existing as at such date to be determined by the directors of the Company as the date on which the Register of Members and the Transfer Books of the Company will be closed (the “Books Closure Date”), and such DIS shall be in the proportion of X Tower Shares for every share of the Company held by the Shareholders as at the Books Closure Date, where

X =	number of Tower Shares held by the Company for distribution as at the Books Closure Date number of shares in the capital of the Company held by the Shareholders as at the Books Closure Date

, fractional entitlements arising therefrom to be dealt with in accordance with (ii) below; and

(ii)	the pro rata distribution of the aggregate cash proceeds, net of brokerage fees and other costs, which are obtained from the sale of any fractional entitlements arising from the DIS, to the Shareholders entitled to such fractional entitlements; and

(b)	the Directors and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the Proposed Capital Reduction and the DIS.”

By order of the Board of Directors,

Kenneth Cambie

Chairman of the Board of Directors

Singapore

May 1, 2015

For additional information on this proposal, please refer to the Proxy and Information Statement, dated as of the date hereof (the “Proxy and Information Statement”), accompanying this notice.

Notes

Eligibility to Vote at Extraordinary General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business (EST) on May 11, 2015 as the record date for determining those beneficial shareholders of the Company who will be entitled to vote at the extraordinary general meeting and receive copies of this notice and accompanying Proxy and Information Statement. All shareholders of record on May 27, 2015, the date of the extraordinary general meeting, will be entitled to vote at the extraordinary general meeting.

Quorum. Representation of not less than 33 1/3 % of the total number of issued and fully paid ordinary shares in the capital of Kenon for the time being at the meeting, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the extraordinary general meeting.

Proxies. Shareholder of Record: A shareholder of record entitled to attend and vote at the extraordinary general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder (member). Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed pre-paid envelope. A proxy card must be received by Computershare Trust Company, N.A. at Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170 not less than 48 hours before the time appointed for holding the extraordinary general meeting. You may revoke your proxy at any time prior to the time it is voted by providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Beneficial Shareholders (New York Stock Exchange): In order for your vote to be counted at the EGM, you must have been a Kenon Shareholder as at, and with effect from, the close of business (EST) on May 11, 2015. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Kenon Shares should be voted. For information on how to vote in person at the EGM, see the Proxy and Information Statement. Where you do not intend to vote in person at the EGM, your Kenon Shares must be voted no less than 48 hours prior to the EGM (or within such other time as may be required by the Singapore Companies Act) or such longer period prior to the meeting as may be specified by DTC’s, or DTC participants’ procedures. If you would like to revoke your proxy, please contact the holder of your Kenon Shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (Tel Aviv Stock Exchange): In order for your vote to be counted at the EGM, you must have been a Kenon Shareholder as at, and with effect from, the close of business (EST) on May 11, 2015. Sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on May 2, 2015 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, indicating that you were the beneficial owner of such Kenon shares on May 11, 2015, the record date for determining those beneficial shareholders whose votes will be counted at the EGM, and return the proxy card, along with the proof of ownership certificate, to Kenon via fax to +65 6351 1798, Attention: Robert Rosen. For information on how to vote in person at the EGM, see the Proxy and Information Statement. You may revoke your proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon via fax to +65 6351 1798, Attention: Robert Rosen, no less than 48 hours prior to the EGM or (ii) attending the EGM and voting in person.

The Proxy and Information Statement and this notice is being published for the benefit of all Kenon Shareholders, is being posted on Kenon’s website, will be furnished to the SEC on a Form 6-K, and will also be filed with the TASE on an Immediate Report.

Personal data privacy. By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Extraordinary General Meeting and/or any adjournment thereof, a member of the Company (i) consents to the collection, use and disclosure of the member’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the Extraordinary General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Extraordinary General Meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the member discloses the personal data of the member’s proxy(ies) and/or representative(s) to the Company (or its agents or its service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or its service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the member will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s breach of warranty.

3